Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

September 13, 2021

VIA EDGAR AND FEDERAL EXPRESS

Jane Park

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SOAR Technology Acquisition Corp.

Amendment No. 4 to Registration Statement on Form S-1

Filed September 1, 2021

File No. 333-253273

Dear Ms. Park:

On behalf of SOAR Technology Acquisition Corp., a Cayman Islands exempted company (the “Company”), we hereby submit in electronic form the accompanying Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S–1 of the Company (the “Registration Statement”), together with exhibits, marked to indicate changes from Amendment No. 4 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on September 1, 2021.

Exhibit 23.1 to Amendment No. 5 reflects changes made in response to a comment received in a letter from the Staff of the Commission (the “Staff”), dated September 10, 2021. Set forth below is the Company’s response to the Staff’s comment.

For your convenience, we have set forth below the Staff’s comment followed by the Company’s response thereto.

Amendment No. 4 to Registration Statement on Form S-1

Ex. 23.1, page II-3

1.

We note that the consent in Ex. 23.1 is signed by Marcum LLP, Los Angeles, CA while the audit report beginning on page F-2 is signed by Marcum LLP, New York, New York. Please revise to provide a consent from the same office of your independent registered public accounting firm as the one that signed the audit report (i.e., New York, New York).

Response: A consent signed by Marcum LLP, New York, NY has been filed as Exhibit 23.1 to Amendment No. 5 in response to the Staff’s comment.

Jane Park

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 13, 2021

*                          *                        *

If you have any questions regarding Amendment No. 5 or the response contained in this letter, please do not hesitate to contact the undersigned at (212) 373-3434.

Sincerely,

Christopher J. Cummings

cc:	Franklin Wyman

Kate Tillan

Ada D. Sarmento

Securities and Exchange Commission.

Joe Poulin

Vicky Bathija

Mark J. Coleman

SOAR Technology Acquisition Corp.

Joel L. Rubinstein

Elliott M. Smith

White & Case LLP

Steve Centa

Paul, Weiss, Rifkind, Wharton & Garrison LLP